AUTHORIZATION LETTER

August 8, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attn:  Filing Desk

To Whom It May Concern:

By means of this letter, I authorize W. Todd Myers, Annette North and Michael Morneau, and each of them individually, to sign on my behalf all forms required under Section 16(a) of the Securities Exchange Act of 1934, as amended, relating to transactions involving the stock or derivative securities of SGX Pharmaceuticals, Inc., a Delaware corporation (the Company). Any of these individuals is accordingly authorized to sign any Form 3, Form 4, Form 5 or amendment thereto which I am required to file with the same effect as if I had signed it myself.

This authorization shall remain in effect until revoked in writing by me.

Yours truly,


/s/ Terence Rugg
Name:  Terence Rugg, M.D.

cc:  SGX Pharmaceuticals, Inc.